EXHIBIT 1

[ECI Logo]

                    ECI Telecom Announces the Nomination of a
                              New President and CEO


PETAH TIKVA, Israel --- October 6, 2005 --- ECI Telecom (NASDAQ:ECIL) announced today that Doron Inbar will step down as President and CEO of the company at the end of 2005. Rafi Maor, currently the Chief Operating Officer (COO) of the company, was nominated by the board of directors as the new President and CEO effective January 1 2006. Doron Inbar is expected to join the board of directors and will chair its strategy committee.

Commenting  on the  announcement,  Shlomo  Dovrat,  chairman  of the board said:
"Doron Inbar has expressed his desire for some time now and after 22 years of excellent service to ECI to step down as President and CEO. Today we are announcing the last phase of an orderly and well executed succession process. Rafi Maor, an experienced and proven leader of global organizations joined ECI a year ago and served as its COO. During the year, with the able guidance of Doron, Rafi was able to get intimately familiar with the company, its customers and products and is now ready to take the helm and lead ECI forward as it continues its impressive growth.

On behalf of the board of directors and personally on my behalf I want to thank Doron Inbar for his excellent performance at ECI. Doron led the company through a dramatic industry crisis and under his leadership the company achieved a remarkable turn around. The company focused on the right product lines and customers and emerged as one of the fastest growing and most successful telecom equipment companies in the world with a clear growth strategy going forward. The board of directors, the company's shareholders and its employees are all grateful for his immense contribution.

Doron is an exemplary leader with a great strategic vision and incredible passion and devotion. We are happy Doron has agreed to join our board and I am sure he will be able to continue and contribute to the company's success.

We are very fortunate to have been able to attract an able and proven leader as Rafi to take over as the company's next CEO. As we implement our strategy, ECI will need to continue and excel in its technology and operations, build further its global operations and lead the market in providing triple play solutions for the leading service providers in the world.

After this year in which Rafi worked closely with Doron and took an increasing part of the operational responsibilities, we expect a smooth and seamless hand over."

Commenting on the announcement, Doron Inbar said "After 22 years with the company, the last 6 of which as President and CEO, I felt that I needed a change and asked the board to step down and pursue new interests in my life. I am pleased and proud with the choice of Rafi Maor as the new CEO of the company.


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His experience in managing high growth global high-tech  companies combined with his fast learning capability and the experience he gained over the last year give me great confidence in the future of the company which has been my home for so long.

I will be leaving behind me a company I am very proud of. ECI has emerged from a few very challenging years as a profitable fast growing company with a clear leadership position and excellent prospects. I would like to thank the shareholders and the board of directors for their support over the years and above all I would like to thank the wonderful people of ECI whose devotion, excellence and great passion have made it all possible."

Commenting on the announcement, Rafi Maor said, " I am honored and excited to be appointed as the new CEO of ECI. Over the last year I have gotten to know the company's customers, products and above all its great employees.

The telecom industry is exciting in its innovation and growth prospects yet challenging, as the dramatic changes require vendors to adjust their strategy accordingly.

I believe ECI is very well positioned as a profitable high growth company. ECI has turned into a leader in the rapidly emerging market for triple play solutions, which will be the main source for growth in the industry in the coming years. ECI is providing its customers with flexible business solutions based on the most advanced platforms. Our challenge in the coming years will be to build on the excellent foundations and market position we have achieved so far, expand our global operations further and deliver significant value to all of our stakeholders. I would like to extend warm thanks and appreciation to Doron who has been a great mentor over the last year as I learned about the industry and the company and has done an outstanding job in leading the company, I also would like to thank the board of directors for their confidence and support."

About Rafi Maor: Mr. Maor comes to ECI with considerable experience in management of global technology organizations. Prior to joining the company, he spent nine years at Indigo N.V., where he served as President and Chief Operating Officer of the company. Following the acquisition of Indigo by Hewlett Packard in 2002, he served as General Manager of the HP/Indigo Division and Vice President at HP Corporate with worldwide responsibility for the product line. Rafi also lead the successful integration of Indigo into Hewlett Packard. During his tenure, Maor successfully built a scalable company with a global corporate culture, while significantly increasing revenues. Prior to Indigo, Maor spent 20 years with Israel Aircraft Industries where he held increasingly senior managerial positions. Maor holds an Engineering degree from Tel Aviv University and is a graduate of the Advanced Management Program at the Insead Business School in France.

About ECI Telecom
ECI provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of their needs into innovative, technologically advanced solutions, ECI enables its customers to increase the value of the infrastructure of their networks and reduce operating expenses. ECI's platforms provide carriers and service providers with carrier-grade solutions for easily introducing new revenue-generating services.

ECI provides innovative IP service delivery solutions to the converged telecom networks encompassing Broadband access gateways, Service Edge Routers, Optical transport, Core IP/MPLS routers, NGN VoIP and multimedia applications and services. ECI maintains a global sales, marketing and customer support network, as well as a host of strategic channel relationships worldwide.


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Certain  statements  contained  in  this  release  may  contain  forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.


Contact:

Investor Relations:
-------------------

Jay  Kalish,  VP  Investor  Relations,   Tel:   International   access  code
+972-3-926-6255, jay.kalish@ecitele.com


Media Relations:
----------------

Karen Gershon, Corporate Communications, Tel: International access code +972-3-926-8341, Karen.gershon@ecitele.com

Fran Bosecker, PR@vantage, Tel: +1-212-532-5740, fbosecker@pr-vantage.com